Exhibit (a) (4)

        Form Of Cover Letter To Employees Accompanying Offer To Exchange

June 20, 2001

Dear Employee Option Holder:

Nortel Networks recognizes that many of the stock options granted under the Nortel Networks Stock Option Plans may not be providing the intended incentive to our valued employees. In fact, the current economic and industry downturn has resulted in greater than 50% of the stock options currently held by employees being 'underwater', that is, with a grant price that is well above the current market price of our common shares.

Accordingly, further to the email of John Roth dated June 4, 2001, we are pleased to commence the offer to eligible employees to exchange certain currently outstanding options for new options expected to be granted on or about January 29, 2002. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm, and our ability to attract and retain the talent so important to our long-term success.

There are many important details regarding this voluntary offer contained in the Offer to Exchange and other related documents that accompany this letter, and you are urged to read these materials thoroughly. However, some key elements of the offer are worth highlighting:

     o Eligible options are only those options granted on or after November 12, 1999 under either of the Nortel Networks 1986 or 2000 Stock Option Plan:

        1. For eligible options granted on or after November 12, 1999, and before February 13, 2001, we will grant two new options for every three eligible options tendered for exchange and cancelled in the offer; and

        2. For eligible options granted on or after February 13, 2001, we will grant three new options for every four eligible options tendered for exchange and cancelled in the offer.

     o The terms and conditions of the new options will be substantially similar to the terms and conditions of your eligible options that are tendered and accepted for exchange.

     o The per share exercise price of the new options granted to you will equal 100% of the market price of our common shares on the date we grant the new options.

     o If you are eligible and decide to tender any of your eligible options, you must tender all of such options. Of course, the decision to participate is your own.

This offer is not open to the public. It is extended only to eligible employees of Nortel Networks or one of its eligible subsidiaries as outlined in the Offer to Exchange. The offer is also only available in certain countries. The information provided in the Offer to Exchange goes into greater detail on the eligibility requirements.

There is no way to predict what the price of our common shares will be between now and on January 29, 2002, or thereafter. It is possible that the market price of our common shares on the date of grant of any new options will be higher than the current exercise price of eligible options. Thus, eligible employees should make a decision to participate in this offer only after careful, considered thought. Nortel Networks makes no recommendation as to whether you should participate in this offer.

Please download and review the Offer to Exchange, which is available at http://studionta.ca.nortel.com/emplcomms/SOEP/toeng.doc Additional information and decision support tools - such as summaries of the material tax consequences of the offer in various countries - are also available at a special Website created for you at http://emplcomms.ca.nortel.com/emplcomms/soep/home.html Please take advantage of these resources.

If you decide to tender your eligible options for exchange under this offer, you must properly complete and submit the signature page to the acceptance letter, which is available at http://emplcomms.ca.nortel.com/emplcomms/soep/ keydocuments.htm NO LATER THAN 11:59 P.M. eastern daylight savings time, MONDAY, JULY 23, 2001, by regular external mail or facsimile. E-MAIL DELIVERY AND ANY FORM OF INTEROFFICE MAIL CANNOT BE ACCEPTED. We have also included at this location a translation of the Offer to Exchange, acceptance letter and withdrawal letter in French (Quebec) and a translation of the summary term sheet from the Offer to Exchange, the acceptance letter and the withdrawal letter in each of French (France), German, Italian, Spanish, and Portuguese.

You will be notified in writing after your documents are received. If you have received this information via external mail as opposed to e-mail, please note that the documents available through the weblinks have been enclosed in this package.

Submit your forms or forward any questions you might have about the offer to:

Nortel Networks Corporation
Stock Option Administration - Option Exchange Program,
c/o William M. Mercer Limited,
70 University Avenue, P.O. Box 5
Toronto, Ontario, M5J 2M4
Canada

You also may obtain more information at the following numbers beginning at 8:00 a.m. eastern daylight savings time on Wednesday June 20, 2001:

Telephone: 1-877-667-8352 (North America) or +1-416-868-2360 (International)
FAX: 1-800-529-7101 (North America) or +1-416-865-4906 (Local/International)

Highly motivated employees are critical to making Nortel Networks the most valued company to our customers, shareholders, and employees and we hope that this program will further that goal. We thank you for your continued efforts on behalf of Nortel Networks.

Sincerely,

/s/ Bill Donovan
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Bill Donovan